                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                           Kellstrom Industries, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

           5 3/4% Convertible Subordinated Notes due October 15, 2002
             5 1/2% Convertible Subordinated Notes due June 15, 2003
                        (Titles of Classes of Securities)

          (488035ACO or U4878AAO) 5 3/4% Convertible Subordinated Notes
                              due October 15, 2002
                         (48835AE6) 5 1/2% Convertible
                      Subordinated Notes due June 15, 2003
                    (CUSIP Numbers of Classes of Securities)

                                 Zivi R. Nedivi
                      President and Chief Executive Officer
                           1100 International Parkway
                             Sunrise, Florida 33323
                                 (954) 845-0427
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                           Person(s) Filing Statement)

                                    COPY TO:

                              Bruce I. March, Esq.
                              Robert C. Boehm, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                    SunTrust International Center, 28th Floor
                           One Southeast Third Avenue
                            Miami, Florida 33131-1714
                                 (305) 374-5600

                            CALCULATION OF FILING FEE


================================================================================
       TRANSACTION VALUATION                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $140,250,000(1)                                    $35,063
================================================================================



(1)      The filing fee has been calculated pursuant to Rule 0-11(b)(2)
         under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by Kellstrom Industries, Inc. in the exchange offer.
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[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

         Amount Previously Paid: $35,063                               Filing Party: Kellstrom Industries, Inc.
         Form or Registration No.:  S-4 (File No. 333-56750)           Date Filed: March 8, 2001

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO is being filed by Kellstrom Industries, Inc., a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange all of its outstanding 5 3/4% Convertible Subordinated Notes due October 15, 2002 and 5 1/2% Convertible Subordinated Notes due June 15, 2003 (collectively, the "Old Notes") for its new 6% Convertible Subordinated Notes due December 31, 2008 and/or new 8 1/2% Senior Subordinated Notes due March 31, 2008, upon the terms and subject to the conditions set forth in Kellstrom Industries, Inc.'s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 8, 2001 (the "Registration Statement").

         The information in the Registration Statement, including the exhibits thereto, are hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

         Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Kellstrom Industries, Inc. No other persons control Kellstrom Industries, Inc. and no executive officer or director of any corporation or other person is ultimately in control of Kellstrom Industries, Inc.

Zivi R. Nedivi*- Chief Executive Officer, President and a director
Yoav Stern*- Chairman of the Board of Directors, an executive officer and a director
David Jan Mitchell*- Director Niv Harizman*- Director
General William Lyon*- Director
Admiral William J. Crowe, Jr.*- Director
D. Scott Kalister*- Chief Operating Officer


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Oscar E. Torres*- Chief Financial Officer
John S. Gleason*- Executive Vice President
Fred von Husen*- Executive Vice President
Paul Steele*- Senior Vice President
Robert V. Hogan*- Senior Vice President
Moti Markowicz*- Senior Vice President
Michael Navon*- Senior Vice President
Lance Berberian*- Senior Vice President
Jack Portlock*- Senior Vice President
Michael Olesik*-Senior Vice President
* c/o Kellstrom Industries, Inc., 1100 International Parkway, Sunrise, Florida 33323, (954) 845-0427.

ITEM 4.  TERMS OF THE TRANSACTION

         (b) None of the Old Notes are to be purchased from any officer, director or affiliate of Kellstrom Industries, Inc.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (e)  None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (c)(1) - (c)(10)  None.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         None of the persons named in Item 3 beneficially owns any of the Old Notes that are the subject of the exchange offer.

ITEM 12.  EXHIBITS.

         (a)(1)*   Prospectus and Exchange Offer dated March 8, 2001
         (a)(2)    Press Release Issued March 8, 2001
         (a)(3)*   Form of Letter of Transmittal
         (a)(4)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
         (a)(5)*   Form of Letter to Clients
         (a)(6)*   Form of Company Letter to Note holders
         (a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*Incorporated by reference to Kellstrom Industry, Inc.'s Registration Statement on Form S-4 filed with the Commission on March 8, 2001.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


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SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      Kellstrom Industries, Inc.


March 8, 2001                         By: /s/  Zivi R. Nedivi
                                      ------------------------------------------
                                      Zivi R. Nedivi
                                      President and Chief Executive Officer


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